SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Western Asset Management
401(k) Plan
385 East Colorado Blvd.
Pasadena, CA 91101
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2013 and 2012 and
For the Year Ended December 31, 2013

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to the Financial Statements	5-11
Supplemental Schedule*	12
Schedule of Assets (Held at End of Year)	13
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of
The Western Asset Management 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Western Asset Management 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Stout, Causey & Horning, P.A.

Sparks, Maryland
June 13, 2014

THE WESTERN ASSET MANEGEMENT
401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012
Assets
Investments, at fair value
Interest bearing cash	$34,705	$12,118
Participant directed investments	141,608,972	113,498,024
Participant self-directed brokerage accounts	2,340,673	—
Total Investments	143,984,350	113,510,142
Receivables
Company contributions receivable	516	1,362
Notes receivable from participants	2,383,673	2,390,358
Total Receivables	2,384,189	2,391,720
Total Assets	146,368,539	115,901,862

Liabilities	—	—
Net Assets Available for Benefits	$146,368,539	$115,901,862

The accompanying notes are an integral part of these financial statements.

THE WESTERN ASSET MANEGEMENT
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$4,150,151
Participants	7,223,932
Rollovers	492,157
Total Contributions	11,866,240
Investment income
Interest and dividend income	4,712,679
Net appreciation in fair value of investments (Note 3)	21,428,556
Total Investment Income	26,141,235
Interest Income on Notes Receivable from Participants	96,802
Benefits Paid to Participants	(7,578,439)
Administrative Expenses	(59,161)
Net Increase in Net Assets Available for Benefits	30,466,677
Net Assets Available for Benefits:
Beginning of the Year	115,901,862
End of the Year	$146,368,539

The accompanying notes are an integral part of this financial statement.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Notes to the Financial Statements
As of December 31, 2013 and 2012 and
For the Year Ended December 31, 2013

1. DESCRIPTION OF THE PLAN

The following description of The Western Asset Management 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Western Asset Management 401(k) Plan and Trust was established on January 1, 2011, when assets were transferred from The Legg Mason 401(k) and Profit Sharing Plan and Trust (LM Plan). Effective October 31, 2013, the Plan was amended to change the Plan name to the Western Asset Management 401(k) Plan. The Plan is a defined contribution plan covering substantially all U.S. employees of Western Asset Management Company (the Company) with the exception of leased and temporary employees. The Company is a wholly owned subsidiary of Legg Mason, Inc. (Legg Mason). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended effective October 31, 2013. An employee becomes eligible to participate in the Plan after completing 1 hour of service. A full time participant is eligible to share in discretionary Company contributions and forfeitures on January 1 following their date of employment. A part time participant is eligible to share in discretionary Company contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code (the Code).

B.
A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $17,500 for the year ended December 31, 2013. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

C.
Newly hired employees are automatically enrolled into the Plan with a 3% deferral rate that increases by 1% each year on their anniversary date and caps at 6%. Existing employees have the option to also elect the “automatic enrollment” feature. New hires that decided they did not want to automatically enroll have the option to change their deferral percentage or unwind their contributions within 90 days from their original eligibility date.

Company Contributions

The Company, in accordance with the Plan document, has agreed to make a matching contribution of 100% of employee deferrals on the first 5% of employee qualified earnings. Company matching contributions are made each pay period. Company matching contributions for the year ended December 31, 2013 totaled $4,150,151.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company did not make a discretionary profit sharing contribution for 2013.

Participant Accounts

Each participant’s account is participant directed and credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that has accumulated and vested in a participant’s account. During the year ended December 31, 2013, the Plan added an investment option of self-directed brokerage accounts.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions that were granted prior to December 31, 2011. Vesting in post-2011 Company matching contributions and discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
0	0%
1	20%
2	40%
3	60%
4	80%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are used to reduce future Company contributions. As of December 31, 2013 and 2012, unallocated forfeitures totaled $107,499 and $75,665, respectively. During 2013, $302,622 in forfeitures were used to reduce Company contributions.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, attainment of age 59 ½ or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2013 and 2012 totaled $0 and $12,093, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates at the time of loan issuance, as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets, unless the Company elects to pay them. For the year ended December 31, 2013, the majority of expenses of the Plan were paid with Plan assets, of which $23,635 were paid by the funds revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by Plan sponsors that do not want to pay Plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU No. 2011-04) entitled Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). This update changed certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update was effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Interest bearing cash and money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Interest in common/collective trust: Valued at the NAV of shares held by the Plan at year-end.

Interests in self-directed brokerage funds: Valued at the closing price of shares held by the Plan at year-end. Individual securities within the accounts are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$34,705	$—	$—	$34,705
Interests in registered investment companies - blended	7,274,212	—	—	7,274,212
Interests in registered investment companies - equity	91,464,534	—	—	91,464,534
Interests in registered investment companies - fixed income	38,297,860	—	—	38,297,860
Unitized fund	—	2,906,142	—	2,906,142
Money market deposit	743,796	—	—	743,796
Interest in common/collective trust	—	922,428	—	922,428
Participant self-directed brokerage	2,340,673	—	—	2,340,673
Total investments, at fair value	$140,155,780	$3,828,570	$—	$143,984,350

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$12,118	$—	$—	$12,118
Interests in registered investment companies - blended	4,966,997	—	—	4,966,997
Interests in registered investment companies - equity	67,574,488	—	—	67,574,488
Interests in registered investment companies - fixed income	36,957,695	—	—	36,957,695
Unitized fund	—	3,074,469	—	3,074,469
Money market deposit	418,715	—	—	418,715
Interest in common/collective trust	—	505,660	—	505,660
Total investments, at fair value	$109,930,013	$3,580,129	$—	$113,510,142

The Plan has adopted the updated GAAP valuation standard related to investments in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for these funds’ investments to be based on reported net asset value (NAV) if certain criteria are met and establishes additional disclosures related to these investments. The Plan’s investments in the unitized fund and the common/collective trust are valued based on the reported unit value as of year-end. Due to the nature of these investments, the redemption frequency is daily and there are no redemption notices.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no events that warrant disclosure.

3. INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year). Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows as of December 31,:

	2013	2012
American EuroPacific Growth Fund, R6 with 170,018 and 167,328 shares, respectively	$8,335,965	$6,890,580
Legg Mason Capital Management Value Trust, Institutional Class 108,956 and 118,315 shares, respectively	7,493,980	5,934,705
SSGA S&P 500 Index Fund with 687,619 and 655,370 shares, respectively	20,346,646	15,158,710
T Rowe Price Small Cap Stock Fund with 269,095 and 264,910 shares, respectively	11,990,864	9,014,884
Western Asset Core Plus, Institutional Class with 844,405 and 930,048 shares, respectively	9,448,894	10,853,663
Western Asset Institutional Liquid Reserves Fund, Class with 7,566,647 and 8,114,706 shares, respectively	7,566,647	8,114,706
Western Asset Short Duration High Inc - Institutional with 1,462,351 and 0 shares, respectively	9,417,538	*
*Represents less than 5% of the Plan’s net assets available for benefits at end of year

During 2013, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Interests in registered investment companies	$19,902,902
Unitized fund	1,512,821
Interest in common/collective trust	12,833
$21,428,556

4. INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated August 15, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, the provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2013 and 2012.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is subject to income tax examinations for Plan years since the Plan’s formation on January 1, 2011.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock unitized fund, which qualifies as a party-in-interest transaction. The shares of common stock held by the unitized Legg Mason Common Stock Fund was held by Wells Fargo Bank through October 15, 2013 and Merrill Lynch for the period October 16, 2013 through December 31, 2013.

Sales of 160,234 units with aggregate proceeds of $2,950,971, and purchases of 69,607 units with an aggregate purchase price of $1,275,231 of the Legg Mason Common Stock Fund were made during 2013. The market value of the Legg Mason Common Stock Fund at December 31, 2013 and 2012 was $2,906,142 (117,952 units) and $3,074,469 (208,946 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason and Western Asset Management funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason and Western Asset Management funds. The Legg Mason and Western Asset Management funds in the Plan qualify as party-in-interest transactions.

The Plan invests in shares of funds managed by Bank of America, N.A., the Custodian of the Plan. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE WESTERN ASSET MANAGEMENT
401(k) PLAN
EIN#: 95-2705767
Plan #: 005
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value

	BIF Money Fund	Interest Bearing Cash		34,705	$34,705

	Dodge and Cox Balanced Fund	Interests in Registered Investment Company - Blended	**	45,418	4,464,599
*	Legg Mason Partners Target Retirement 2015 - Institutional	Interests in Registered Investment Company - Blended	**	52	649
*	Legg Mason Partners Target Retirement 2020 - Institutional	Interests in Registered Investment Company - Blended	**	17,446	237,620
*	Legg Mason Partners Target Retirement 2025 - Institutional	Interests in Registered Investment Company - Blended	**	21,332	292,254
*	Legg Mason Partners Target Retirement 2030 - Institutional	Interests in Registered Investment Company - Blended	**	28,312	383,626
*	Legg Mason Partners Target Retirement 2035 - Institutional	Interests in Registered Investment Company - Blended	**	32,627	453,514
*	Legg Mason Partners Target Retirement 2040 - Institutional	Interests in Registered Investment Company - Blended	**	30,607	442,888
*	Legg Mason Partners Target Retirement 2045 - Institutional	Interests in Registered Investment Company - Blended	**	43,219	627,102
*	Legg Mason Partners Target Retirement 2050 - Institutional	Interests in Registered Investment Company - Blended	**	24,387	358,002
*	Legg Mason Partners Target Retirement Fund - Institutional	Interests in Registered Investment Company - Blended	**	1,022	13,958
					7,274,212

	American EuroPacific Growth Fund, R6	Interests in Registered Investment Company - Equity	**	170,018	8,335,965
	American Growth Fund of America, R6	Interests in Registered Investment Company - Equity	**	130,331	5,605,520
	Franklin Small-Mid Cap Growth Advisor Class	Interests in Registered Investment Company - Equity	**	55,937	2,405,283
*	Legg Mason Batterymarch Emerging Markets, Institutional Class	Interests in Registered Investment Company - Equity	**	98,475	1,909,424
*	Legg Mason Batterymarch International Equity Institutional Class	Interests in Registered Investment Company - Equity	**	253,615	3,796,623
*	Legg Mason Capital Management Growth Trust, Institutional Class	Interests in Registered Investment Company - Equity	**	46,061	1,517,248
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interests in Registered Investment Company - Equity	**	294,480	5,391,922
*	Legg Mason Capital Management Special Investment Trust, Institutional Class	Interests in Registered Investment Company - Equity	**	54,704	2,847,327
*	Legg Mason Capital Management Value Trust, Institutional Class	Interests in Registered Investment Company - Equity	**	108,956	7,493,980
*	Legg Mason ClearBridge Aggressive Growth, Institutional Class	Interests in Registered Investment Company - Equity	**	17,751	3,473,878
*	Legg Mason ClearBridge Appreciation, Institutional Class	Interests in Registered Investment Company - Equity	**	33,772	649,435
*	Legg Mason ClearBridge Equity Income Builder Fund	Interests in Registered Investment Company - Equity	**	74,051	1,381,055
*	Legg Mason ClearBridge Mid-Cap Core- I	Interests in Registered Investment Company - Equity	**	18,459	583,855
*	Legg Mason ClearBridge Small Cap Value Trust, Institutional Class	Interests in Registered Investment Company - Equity	**	76,102	1,905,594
*	Royce Pennsylvania Mutual Fund, Investment Class	Interests in Registered Investment Company - Equity	**	344,447	5,073,710
	SSGA S&P 500 Index Fund	Interests in Registered Investment Company - Equity	**	687,619	20,346,646
	T Rowe Price Small Cap Stock Fund	Interests in Registered Investment Company - Equity	**	269,095	11,990,864
	Templeton World Fund Advantage	Interests in Registered Investment Company - Equity	**	186,963	3,623,338
	Washington Mutual Investors, R6	Interests in Registered Investment Company - Equity	**	79,434	3,132,867
					91,464,534

	Eaton Vance Income Fund of Boston, Institutional Class	Interests in Registered Investment Company - Fixed Income	**	150,252	910,530
	Federated Total Return Bond Fund	Interests in Registered Investment Company - Fixed Income	**	289,390	3,151,454
	Templeton Global Bond Fund, (Advisor Class)	Interests in Registered Investment Company - Fixed Income	**	186,951	2,447,186
*	Western Asset Core Plus, Institutional Class	Interests in Registered Investment Company - Fixed Income	**	844,405	9,448,894
*	Western Asset Corporate Bond - Institutional	Interests in Registered Investment Company - Fixed Income	**	198,041	2,352,722
*	Western Asset High Yield - Institutional	Interests in Registered Investment Company - Fixed Income	**	36,263	324,919
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interests in Registered Investment Company - Fixed Income	**	93,052	1,033,811
*	Western Asset Institutional Liquid Reserves Fund, Class A	Interests in Registered Investment Company - Fixed Income	**	7,566,647	7,566,647
*	Western Asset Non U.S. Opportunity Bond Fund, Institutional Class	Interests in Registered Investment Company - Fixed Income	**	31,613	267,133
*	Western Asset Short Duration High Inc - Institutional	Interests in Registered Investment Company - Fixed Income	**	1,462,351	9,417,538
*	Western Asset Short-Term Bond I - Institutional	Interests in Registered Investment Company - Fixed Income	**	353,083	1,377,026
					38,297,860

*	Legg Mason Common Stock Fund	Unitized Fund	**	117,952	2,906,142

	Retirement Bank Account	Money Market Deposit	**	—	743,796

	Self-Direct Brokerage Account	Participant Self-Directed	**	—	2,340,673

	Wells Fargo Stable Return Fund	Interest in Common/Collective Trust	**	—	922,428

*	Participant loans	Interest rates range from 4.25% to 9.50%, maturing through December 2018	$—	N/A	2,383,673
					$146,368,023
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 19, 2014

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

By:	/s/ Bruce D. Alberts
Bruce D. Alberts
Chief Financial Officer and
Authorized Signatory

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.